FORM 10SB12G
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

   GENERAL FORM FOR THE REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934


GENERAL ELECTRONIC SOLUTIONS, INC.



-----------------------------------------------
(Name of Small Business Issuers in its charter)

California                              01-0794187
(State or other jurisdiction of      (I.R.S.
Employer Identification No.)
incorporation or organization)

2320 Walsh Avenue
Santa Clara, California		95051
(Address of principal executive offices)      (Zip
Code)


Issuer's telephone number (408) 562-0021

Securities to be registered pursuant to Section
12(b) of the Act.


Name of each exchange on which
Title of each class                   registered

-------------------                  -------------
-----------------


Securities to be registered pursuant to Section
12(g) of the Act.

Common Stock, $0.001 par value per share
----------------------------------------
(Title of Class)











GENERAL ELECTRONIC SOLUTIONS, INC.
FORM 10-SB


TABLE OF CONTENTS


ITEM 1. DESCRIPTION OF
BUSINESS..........................................
.......
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATION..............
ITEM 3. DESCRIPTION OF
PROPERTY..........................................
.......
ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.......
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS........
ITEM 6. EXECUTIVE
COMPENSATION......................................
............
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.........................
ITEM 8. DESCRIPTION OF
SECURITIES........................................
.......
PART
II................................................
.........................
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.
ITEM 2. LEGAL
PROCEEDINGS.......................................
................
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS..........................
ITEM 4. RECENT SALES OF UNREGISTERED
SECURITIES................................
ITEM 5. INDEMNIFICATION OF DIRECTORS AND
OFFICERS..............................
PART
F/S...............................................
.........................
FINANCIAL
STATEMENTS........................................
....................
PART
III...............................................
.........................
ITEM 1. INDEX TO
EXHIBITS..........................................
.............
SIGNATURE.........................................
..............................


PART I

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT

       General Electronic Solutions was
incorporated in the State of California on August
8, 2003. All of our operations to date have been related to the formation of our business. We currently have minimal assets, and haven?t earned any revenues in our brief operating history. Our ability to commence operations and successfully implement our business plan depends on us obtaining adequate financial resources, which cannot be assured.

          We were formed to provide products and
services in the area of Homeland Security,
surveillance and warning, both domestically and
internationally.  Specifically, we plan to:
*	Develop improved monitoring and detection
systems that will enhance speed, reduce power
requirements, increase durability and provide
reliable readings and responses;
*	Develop next-generation infrastructural
concepts, architectures and systems;
*	Include designed-in and built-in security;
*	Develop advanced physical infrastructure design
methods in light of emerging threats, new
materials and resiliency concepts;
*	Identify and assure the protection of critical
infrastructures and assets deemed most critical in terms of national-level public health and safety, governance, economic and federal, state and local governments; the private sector; and the needs of foreign governments and businesses, worldwide.

      General Electronic Solutions? goal is to merge scientific and technological resources to provide governmental agencies, both foreign and domestic as well as the private sector, with the technology and capabilities to protect their homeland and assets. One area of focus is terrorism?threats to security that could result in loss of life, property and economic impact to governments and corporations. Our research is designed to address threats to perimeters, property and borders, by evolutionary improvements to our current capabilities, and development of revolutionary, new capabilities.

     Our main focus is in the area of Homeland
Security, foreign and domestic. In this capacity, General Electronic Solutions is both an integrator of systems, and a supplier of products. An example of the basic paradigm for the General
Electronic approach is based upon a primary homeland security methodology that calls for sensors, multimedia transfer units (MTU?s), satellite relay technology, self-defining and self-healing networks, and command and control facilities for analyses and response. We intend to offer our homeland security and defense-related systems, within the marketplace to a targeted customer base, to acquire additional assets, develop targeted technologies that complement these assets, and then grow the combined set with synergistic marketing and sales efforts.

       Our objective is to successfully operate technology-based homeland security and asset protection business for a profit. However, since we have not yet begun to actively operate our business, we cannot assure you that we will achieve this objective.

     The fast paced growth in the area of
perimeter and asset protection as well as border security, particularly in the technology sectors, indicate a strong need for this company.

       We have never declared bankruptcy or been in receivership, and have never been involved in any legal action or proceedings whatsoever. Since becoming incorporated, we have not made any significant sale of assets, nor have we been involved in any mergers, acquisitions or consolidations.

       Our address is at 2320 Walsh Avenue, Santa
Clara, California 95051.  Our telephone number is
(408) 562-0021 and facsimile number is (650) 887-
2217. Our registered statutory office is located at 2320 Walsh Avenue, Santa Clara, California
95051.  Our year-end is June 30.

IN GENERAL - THE COMPANY

 General Electronic Solutions? principal business is the development, manufacture and distribution of high-end technology, proprietary, security and surveillance products. GES intends to sell its products on a worldwide basis to industrial customers, and U.S. and foreign governmental agencies. Our business plan is to provide technology products and services in the area of homeland security and defense, surveillance and warning systems, asset protection through existing patentable technology of the Company, as well as through the acquisition of certain assets. We plan to develop targeted technologies that complement these assets, then to grow the combined set with synergistic marketing and sales efforts.
We will rely on our officers and employees to provide the services required for the sales, operation, and identification and securing of synergistic technologies and acquisitions.
      Our market considers the following commerce segments:

   -   Oil fields and pipelines;
   -   US military and Homeland Security;
   -   Foreign governments;
   -   Harbor facilities
   -   Marine terminals; and
   -   High risk facilities

       We will initially transact business with government backed entities and corporate clients of substance that meet the financial requirements and underwriting standards that we will establish.
This will include limitations on the amount of business conducted with any one customer.

       We will establish credit criteria which is similar to that used by other similar providers of products and services. We will review the relevant operating, historical and financial data of prospective customers to assess the financial risk involved in extending credit to those prospective customers. We will conduct acceptable credit worthy verification of customers requesting terms for payment to assess their credit worthiness prior to granting of any credit terms for the purchase of the products, services or technology applications of the Company. Relative to Department of Defense, DoD type contracts, we will offer Prompt Payment Terms, (% discount payment terms for 10 day payment of submitted invoice).

INDUSTRY BACKGROUND

     United States governmental facilities, as well as foreign governments, and other high-risk terror targets rely on critical infrastructure sectors to ensure quality of life, economic prosperity and national security. These infrastructure sectors are vulnerable to disruption and degradation from natural disasters, accidents and terrorist attacks.

     Attacks on these critical infrastructures
could disrupt the direct functioning of key
business and government activities, facilities,
and systems, as well as having cascading effects
throughout society and the economy.   The
technology base and abilities of these
corporations and agencies play an important role in helping reduce the vulnerabilities of the critical infrastructures; protecting key assets;
mitigating the effects of disruption and degradation; and recovering from catastrophic events. The September 11, 2001 attacks on the World Trade Center and the Pentagon demonstrated the high vulnerability of America?s infrastructures, and the severe consequences of not adequately protecting them

     Technology advances, and advanced operational concepts have contributed to the use of state-of-the-art solutions for Surveillance, Warning and Interdiction (SWI) networks that will be created to protect key national infrastructure assets.
These assets include oil pipeline networks, refineries, storage tank facilities, utility grids, highway systems, and other major structures.

     Over the past three years, General Electronic
Solutions has developed a generalized set of networked architecture solutions and products for Homeland Security to be deployed in defense environments. These solutions are equally applicable in domestic U.S. environments, as well as non-U.S. settings.

     General Electronic Solution designs and
implements high-tech surveillance and warning systems for high-risk terrorist targets, worldwide. In this capacity, General Electronic is both an integrator of systems, and a supplier of products. The term ?solutions? means configurations of hardware and software products integrated to yield a functional system for the express purpose of providing a service, namely
?Homeland Security and Defense.?

     The key to General Electronics? perimeter security solution is its proprietary software and hardware that integrates the wide variety of highest-end surveillance equipment that is available and exportable under United States law.
General Electronic? Integrated technology products include:


General Electronic has designed two basic configurations, including a unit that relies upon neural (if-then "thinking") network software to resolve information needed from a large quantity of sensor units. These sensor systems operate within self-defining and self-healing networks.


General Electronic has designed hardware units that extract motion and track objects via real-time feedback to camera units, provide interface for control and maintenance, have low power consumption, and are humidity and shock resistant.


General Electronic has developed control center technology that monitors and reacts to alarms so that security forces may be expeditiously dispatched. The technology stores and retrieves imagery, and fuses, correlates, and provides decision support to command personnel.


General Electronic has created a power conversion, storage, and regulating system for harsh and remote environments.


General Electronic has designed robot systems for bomb detection, bomb clearance, and convoy protection. Unless overridden by human intervention, these robots are self-actualizing and self-controlling.

       We believe a serious threat exists for
high-risk terrorist targets and protection is
required by both the United States and Foreign
Governments.   They are faced with daily threats
by those determined and dedicated to terrorism, ranging from mere breaches in perimeters to total loss of facilities and life.

       As a result of these developments, we
believe a significant Multi-National market exists for the wide range of applications of the products, services and technologies of the Company.

OUR BUSINESS STRATEGY

    GES has developed a suite of software
products, processing and integrated solutions, which can be employed as individual units or configured into overall systems. An important market for General Electronics? receiving technology has developed as a result of certain requirements of the U.S. and allied governments relating to specialized "Homeland Security?
applications.

    The Company has spent the past three years cultivating customer relationships, and developing targeted technologies within the $100 billion international homeland security market. Over this period, General Electronic has built an advanced technological infrastructure, acquired valuable assets, and established rights over several business entities, providing the Company with additional intellectual property rights, technologies and an expanding customer base for its products, services and technologies.

     Our strategy is to secure contracts in the area of homeland security and national defense through both U.S and foreign government agencies, oil companies, and various other companies charged with security roles.

     General Electronic is the only company that has the ability to connect off-the-shelf, exportable high-end surveillance technologies into an integrated surveillance, communications and decision support system.

     The result is that countries and facilities can now afford the most effective perimeter security available complete with robotic capabilities, and decision support.

     With the capability of taking this technology anywhere in the world, and configuring it for any type of facility, in any terrain, General
Electronic is operating mainly in the
international market. General Electronic is targeting oil- exporting countries and countries that are dealing with high rates of terrorism or that have significant harbor security issues. From a business perspective, the primary focuses for General Electronic are refineries, oil pipelines, marine terminals, storage tank farms, and harbor facilities. Initially, GES is working beyond the United States borders, as years of experience and research have created credibility and substantial contacts in the international arena.

     Prior to General Electronic entering the field, it was impossible to set up a system of the highest quality, most durable surveillance equipment from multiple manufacturers ? video, sound, seismic, and thermal sensors, satellite technology and robotics ? that could be integrated into a real-time command and control system.
General Electronic has stepped in to fill this void and the result is affordable, practical, and effective perimeter security being employed worldwide.

     To ensure that we are readily able to bring in every hardware solution necessary anywhere in the world, General Electronic has launched on a strategy of acquiring communications assets that include satellite telephone, messaging, communications services, and communications hardware.

     General Electronic will build upon its own architectures, defined solutions and systems integration expertise to secure significant homeland security contracts. General Electronic will acquire assets that complement homeland security thrusts, thereby enhancing its business base capabilities. We believe the re are entities, customers and governmental agencies of the types we intend to serve and that a substantial market demand exists for our products, technologies and services.

       Target Customers. We intend to offer the products, technology and services of the Company to governments, foreign and domestic, as well as high-risk terrorism targets worldwide. We believe there is little competition currently in this field and the Company possesses proprietary, patentable technologies that provide the Company with a significant competitive advantage in the marketplace. Initially, our primary marketing strategy will focus on securing contracts and establishing relationships with the following:

   -   Oil fields and pipelines;
   -   United States military;
   -   Foreign governments;
   -   Harbor facilities
   -   Marine terminals; and
   -   High-risk facilities
   -   Other potential terror target industries,
companies and facilities both foreign and domestic
and related              businesses which we
determine through the development and marketing process to have potential applications for the technology, products and services of the Company.

       We intend to target those customers with
governmental financial support and adequate
financial support to provide the Company a strong,
financially stable customer base that is readily
able to sustain the cost of the services and
products of the Company.  We believe customers of
this nature are a strong base due to their payment
ability and habits.   The other businesses with
which we intend to deal are primarily large, substantial, financially secure entities with an established corporate presence or the financial support of a governmental agency.

       Target Geographical Areas. We intend to initially target foreign governmental agencies and private sector, high-risk corporations.

       Obtaining Contracts. Over the past three years, General Electronic has developed a generalized set of networked architecture solutions and products for homeland security to be deployed in defense environments. These solutions are equally applicable in domestic environments, as well as foreign settings.

     We intend to obtain contracts through
established relationships with foreign
governmental agencies, and through:

   -   referrals and introductions to oil
refineries in the U.S. and foreign governments,
   -   referrals and introductions to pipeline
protection systems,
   -   networking through established
relationships of our officers and directors, and
   -   sales and marketing personnel.

       High-risk corporations and governmental
agencies are obvious terrorism targets as well as at great risk of compromise in security. General
Electronic intends to establish a team of principals, advisors and employees with recognized expertise in their fields. This is anticipated to be a source of referrals to potential customers of the Company. There can be no assurance that we will receive any such referrals. Additionally, the Company will establish a sales force to secure contracts for the products, services and technologies of General Electronic Solutions.

       We believe a rapidly growing customer base of high-risk terrorism targets, and those with potential as terrorism targets exists and will provide a ready-made customer base. These customers are expected to refer additional customers in a global effort to maintain borders and perimeters in the current climate of worldwide threat.

     Since our marketing activities in the initial stages will be limited due to our limited amount of working capital, we believe that targeting high-risk corporations and governments through a system of referrals by our developing network will enable us to reach more potential customers than we could reach directly.


NEW PRODUCT DEVELOPMENT PROCESS

     General Electronic Solutions operates in an industry, which is subject to continuous technological change. The Company is committed to keeping its product lines current and state-of-the-art with respect to customer application requirements, as well as government agency technical specifications.

     The Company continues to develop enhancement products for its product lines. The required
Company-funded development costs for both new product development and continuing improvement to current products have been absorbed within the current Company cash basis.

CUSTOMERS AND MARKETING

    The Company intends to market its products in the United States through area sales and technical representatives, and supply substantial marketing support with customer demonstrations and trade show participation. Customers are expected to be United States Government agencies and contractors doing business with the United States Government and commercial companies engaged in surveillance, homeland security, and border and asset protection for compliance with government regulations.

     International sales of the Company?s products will be supported in each country through independent, local sales representatives. The sales representatives will be compensated through commissions.

CONTRACT ACQUISITION PROCESS

       When we identify a potential customer or end user of the technology, products and services of the Company, we will generally seek to enter into a contract with that customer. This contract will give us the opportunity to provide any and all of the products and services we offer to that customer. Additionally, we will seek the opportunity to provide similar services to any affiliates, licensees or subsidiaries of the customer. The terms of the contract will not preclude us from offering similar services to competitive customers.

       Approval of Customers. Generally, we will enter into contracts directly with the customer, which may be individual corporations or governmental agencies. In the event of a foreign government or corporation, we will establish strict criteria for any extensions of credit terms to ensure that General Electronic Solutions will minimize credit risk and interruption of cash flows.

       Credit Policies.  In order to avoid
entering into contracts which may be difficult or impossible to collect due to problems such as transfer of funds from foreign banks or extending credit to customers with a history of payment failures, we will undertake due diligence and establish criteria which will govern the granting of credit terms, contractual partial payments, performance payments and any extension of payment terms. Such criteria will include, but not be limited to the following:

   -   credit report and financial statements of
the customer
   -   search for liens filed under the Uniform
Commercial Code
   -   review of legal status of the provider with
the Secretary of State
   -   review of legal status of foreign entity
with appropriate governmental agency
   -   conduct on-site visual inspection of
customer facilities
   -   review tax returns of customer
   -   obtain referrals of the customer
   -   contact vendors and providers to foreign
customers for verification of acceptable payment
   -   obtain letters of credit for foreign
corporations
   -   credit report for and financial statements
of individual guarantors
   -   criminal background check for individuals
involved in management of customers
   -   additional criteria will be established and
adapted as necessary to maintain uninterrupted
cash flow.
  -   require customers lacking adequate credit
history to establish a guarantee account and
maintain a predetermined     balance.

       The purpose of the foregoing is to
determine that customers and agencies for which we provide goods and services:

  - are in good standing with suppliers such as corporate vendors, private vendors and government agencies
   - that the customer has a reasonable credit history
   - that the customer has a satisfactory record of prompt payment
   - that the management of the customer has no unacceptable credit or criminal matters
   - that the customer has the ability to pay its obligations

       To the extent that the credit granting
criteria that we establish does not allow us to avoid extending credit to customers that default on payment, we may experience losses in our revenue stream or interruption in cash flow of receivables.

       Since we have not yet begun operating our homeland security and technology business investors will not be able to judge the adequacy of the credit criteria which we will establish.

       Credit Risk Management.  The possible
insolvency or loss of funding of an individual
customer is a significant risk to our business.
In order to minimize this risk, we will impose
restrictions on the amount of credit that can be
granted to any one customer or agency.   We will
constantly review industry rating agency reports and industry journals and articles in order to gain any foreknowledge of possible financial problems of any customers or agencies.

       A credit report will be obtained from an appropriate credit agency on each prospective customer and its principals and any personnel with any ownership interest. The customer must be credit worthy, and any negative credit comments must be explained and documented to our satisfaction. Prospective customers will be required to provide favorable bank references. A
UCC-1 Financing Statement search will be performed to determine that there are no present liens against the assets of the customer. If any liens do exist, the liens must be paid off before the granting of any credit terms.

       Except for government agencies, we will
limit the portion of private corporate accounts that are payable by a single customer to 15%. We also will ensure that at any given time no more than 40% of our total outstanding receivables, in the aggregate, will be from foreign payors.

     We do not anticipate granting credit terms to foreign corporations. Foreign governmental agencies will be required to obtain letters of credit or suitable guarantee of payment prior to the execution of any contract.

       Reserve Account.  We will establish a
reserve account derived from our receivables, in an amount to be determined by the officers and directors of the Company. The purpose for establishing a reserve account is to insure against interruption of cash flow due to uncollected or delayed receivables.

     If a receivable becomes outstanding for over 45 days, we may, at our option:

   - issue a stop order on any further products or services until the account becomes current;
   - place the receivable with an outside agency for collection;
   - require the customer to issue a UCC1 lien to insure payment; or
   - exercise our rights under a guarantee from the customer, if any.

     Any time the amount collected with respect to a receivable is less than the amount invoiced, the difference will be offset against the reserve account. If the customer contract is terminated, any remaining balance in a customer?s guarantee account will be returned to the customer after the payment of any advances made by us, and any interest and fees due have been paid.

     Weekly reports of contract receivables will be generated by the accounting department of the Company. These reports will provide updated accounts receivable aging and other valuable receivables information, including delayed payments and collections performance. Copies of these weekly reports will be sent to our executive offices and the payment and aging update reports will be reviewed by the officers and directors of the Company.
       Servicing of Receivables.  Once a
receivable is established, we will regularly run and review internal reports. These reports will show the progress of collections being paid. If the reports show a delay in payments, we will contact the customer to determine the reason for the delay. If a receivable becomes outstanding for over 20 days, we will take appropriate action which may include:

   -   cease performance under the contract to
that customer until such time as the account is brought current
   -   require the customer to establish a
guarantee account
   -   require the principals of the customer
company to provide personal guarantee; or
   - exercise our rights under a guarantee from the customer already established, if any.

       Contract customers will generally pay
within a 30-day to 60-day period.  General
Electronic may offer discounts in its fees for pre-payment of the contractual obligations by the customer. General Electronic profits are derived upon the payment of invoices and contractual payment schedules by corporate customers and governmental agencies, both domestic and international.

CREDIT LOSS POLICY

       We will regularly review our outstanding receivables to determine the adequacy of our allowance for losses on receivables. We will maintain the allowance for losses on receivables at an amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in contractual and governmental receivables. In evaluating the adequacy of the allowance, we will consider factors like trends in sub-markets, past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average customer balances, reserve account balances, collateral valuations, if any, and underwriting policies. However, many of these considerations involve the significant use of estimates and are subject to rapid changes which may be unforeseen and could result in immediate increased losses and material adjustments to the allowance or actual losses.

       To the extent that we may deem specific
receivables to be wholly or partially
uncollectible, we will establish a specific loss reserve equal to that amount. We have not established an allowance for losses because we are a newly formed company. There can be no assurance that any allowance established in the future will be adequate to cover any losses we may experience.
We expect to use a general guideline for credit loss allowances of 2% of outstanding debt at the time of reporting. However, this guideline will be adjusted to reflect the performance of each individual customer.

       If a receivable is in default, we will take measures to recover the cost of the contract expended by the Company. These measures include requiring the customer to establish a guarantee account, placing the receivable with an outside collection agency, or enforcing corporate or personal guarantees given by the customer, if any.

TITLE TO RECEIVABLES

       All receivables are the property of General
Electronic Solutions and may be placed for outside collection, sold or otherwise pledged in the course of business. Such receivable might be characterized as a secured financing, or a loan secured by the receivables. Therefore, we will also take a security interest in each defaulted or delayed receivable and will file a UCC-1 financing statement covering the receivables. If it is determined that a true default of the receivable has not occurred, we may be able to foreclose on the receivable or the proceeds of the receivable as security for the amount of the receivable.

COMPETITION

       The markets for the security and asset
protection products and services offered by us are
competitive.   We compete with a variety of
companies in various segments of the homeland security, asset protection and secure perimeter industry, and its competitors vary in size, scope and breadth of products and services they offer.
Certain segments of the industry tend to be highly fragmented, with numerous companies competing for market share.

     The market is sensitive to governmental
agency (e.g., DOD, FCC, etc.) regulations and changes in the "state-of-the-art." The market for the Company's products is not subject to any seasonal variations. The Company anticipates it will realize substantial sales directly to the United States Government and other allied governments for their specific applications.

     The Company believes it can compete
successfully with its current and new products.
The Company relies on its comparative performance advantages and flexibility in customizing equipment and automated systems to customer requirements to allow it to continue to compete favorably in the marketplace and to offset any greater financial resource advantages its competitors may have.

     We expect to encounter competition in our homeland security and protection business from numerous corporate, private company, government contractor companies, and specialty security companies. As a result, we will compete with a significant number of domestic and international companies. Many of these competitors have greater financial and other resources than we do and may have significantly lower costs of funds.
Competition can take many forms, including the pricing of the financing, transaction structuring, timeliness and responsiveness in processing a customer?s project and solution and customer service. Although many of our competitors have focused their business on large governmental agencies within the U.S. borders, typically with a lower profit margin, these competitors could enter our target markets more aggressively in the future.

     We expect the proprietary products and
intellectual properties, technology pieces, architecture and understanding of surveillance and warning issues possessed by General Electronic
Solutions, will establish the Company as a resource for companies such as Lockheed, Raytheon and Northrop Corporations.

     We believe the Company possesses proprietary, patentable technologies that provide the Company with a significant competitive advantage in the marketplace. We believe the Company possesses a market position in this application superior to its principal competitors.

GOVERNMENT REGULATION

     Our homeland security business may be subject to federal and state regulation and supervision.
Currently, there are no regulations that require us to obtain specific licenses or approvals, other than those applicable to businesses in general, to be able to conduct business in the State of California. We will continually research and monitor regulations and will apply for the appropriate licenses if regulations change and require us to be licensed to perform our business in any particular state in which we may operate.

     Our business will be affected by our
inability to directly collect receivables under government programs and the right of payors under these programs to offset against unrelated receivables. Our homeland security business will also be indirectly affected by security regulation to the extent that any of our customers' failures to comply with the applicable regulations affect our ability to collect or continue to maintain a business relationship with that particular customer.

     Contracts established with any domestic
governmental agency are subject to prime payment terms, greatly reducing the risk of loss due to non-payment by the customer.

EMPLOYEES

       As of the date of this registration
statement, we employed no full-time employees.
The majority of our activities to date have been undertaken by our president; Mr. Larry Ball. The
Company has previously employed the services of Stephen Miller, who will continue to make himself available on an as needed basis. We anticipate that we will begin hiring employees as needed to support our entry into the homeland security business.

     We have identified engineers, technology consultants and other key personnel that will complement the key staff and talents of the Company. We do not anticipate any difficulties attracting the additional employees we will bring into the Company over the next 12 months.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATION.

PLAN OF OPERATIONS-IN GENERAL
General

       The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements and footnotes for the year ended June
30, 2005 and the period of inception (August 8, 2003) to June 30, 2004 & 2005, and the period from inception (August 8, 2003) to March 31, 2006, included as part of the Form 10-SB.

Overview

     General Electronic Solutions, Inc GES has developed a suite of software products, processing and integrated solutions, which can be employed as individual units or configured into overall systems. An important market for General
Electronics? receiving technology has developed as a result of certain requirements of the U.S. and allied governments relating to specialized
"Homeland Security? applications.

     The Company, from inception (August 8, 2003) through March 31, 2006 has not generated any revenues. We believe the main sources of initial revenue will be revenues from high-risk terror targets and US governmental applications.
Management anticipates revenues to increase quarter over quarter during 2007 as our products and services are introduced into the marketplace, government contracts are secured and the demand for our product increases.

     Management estimates that it will begin to have commercially viable products resulting from the ongoing research and development and product development by the fourth quarter of 2007.
Research and development expenditures will be made to further enhance the performance of our software systems. For the period of inception through March
31, 2006, the Company has spent $71,651 on research and development, and Management estimates it will spend approximately $400,000 in further research and development prior to having the first products commercially available. The Company will have ongoing research and development and product development expenditures for the foreseeable future as products are developed for new applications and markets. The timing, amount and success of the research and development and manufacturing estimates are dependent on a number of factors that are difficult to project, including but not limited to the availability of qualified people, the success of the technologies under development, the cost to implement technologies, the cost of the product, the requirements of the marketplace, regulatory requirements, the availability of funds, and other factors.

       Our primary focus over the course of the next 12 months will be concentrated on building relationships with domestic and foreign governmental agencies and securing contracts under U.S. Section 8C programs for the products, technology and services of the Company with those agencies. We will continue to seek out and acquire synergistic product lines to generate additional revenues as we continue to establish our position in the homeland security markets.

       We were recently formed and all activity to date has been related to our formation of our business, formulation of our business plan and raising of additional equity financing. Our ability to commence our proposed business operations depends upon our obtaining adequate financial resources additional equity financing.
As of the date of this registration statement, we had not incurred any material costs or expenses other than those associated with the formation of our Company and the preparation of our registration statements for filing with the SEC.

       We acknowledge that we require additional
capital to begin operating our homeland security
business.   If we are not able to raise additional
equity capital, we will continue operating in the developmental stage, in which event we believe we have adequate cash on hand for approximately 24 months.

       Our officers will provide daily management of our Company, including marketing, administration, financial management, underwriting, securing and establish contracts.
We will also engage other employees and service organizations to provide services as the need for them arise. These could include services such as computer systems, outside sales, cash management, collections, marketing, accounting, and administration.

       There can be no assurance that we will be able to successfully secure contracts. If our initial operations indicate that our business can fulfill a demand for homeland security technology, products and services on a basis which will lead to establishment of a profitable business we may seek additional sources of cash to grow the business. While we have established promising relationships and anticipate those to result in the securing of contracts, we do not currently have any commitments for contracts or for additional financing at this time.

       We are still considered to be a development stage company, with no revenues, and we are dependent upon the raising of capital through placement of our common stock. There can be no assurance that we will be successful in raising the capital we require through the sale of our common stock.

FORWARD LOOKING STATEMENTS

       This registration statement contains
forward-looking statements. Our expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following:
business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

ITEM 3. DESCRIPTION OF PROPERTY.

       Substantially all of our operating
activities are conducted from a 3,000 square foot facility provided by our president at no charge.
We believe that additional space will be required as our business expands and believe that we can obtain suitable space as needed. We do not own any real estate.

ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.

The following table sets forth certain information with respect to the beneficial ownership of our common stock, with respect to each of our named director and executive officer, each person known to us to be the beneficial owner of more than five percent (5%) of said securities, and all of our directors and executive officers as a group:

Name and Address                   Title
Amount and Nature of
Percent
of Beneficial Owner (1)          of Class
Beneficial Ownership                            of
Class (2)
------------------------                  --------
--------------------
------------
Larry Ball, President,               Common
12,992,600 shares
93.5 %
CEO, Secretary,                       Direct
ownership
Treasurer and Director
1550 Fallen Leaf Lane
Los Altos, California 94024

Donall J. Hogan		      Common
	300,000					2.2%
% 2320 Walsh Avenue
Santa Clara, California	       Direct Ownership
95051

Dennis D.  Ball  		       Common
	102,500					.7%
% 2320 Walsh Avenue	       Direct Ownership
Santa Clara, California
95051

All Officer and Director           Common
13,395,100 shares
96.4%
as a Group (2 Person)               Direct
ownership
___________
   (1) The address for all persons listed
   (2) Based on outstanding common shares of 13,895,069 at June 30, 2006.

       There are currently no arrangements that would result in a change of control.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

       The members of our Board of Directors serve until the next annual meeting of stockholders, or until their successors have been elected. Our officers serve at the pleasure of our Board of Directors.

       Our current executive officers, key
employees and directors are as follows:

 NAME                 AGE                    TERM
SERVED                        TITLE / POSITION(S)
 -----------                ---
---------------                        -----------
------------------------
Larry Ball               65
Since inception               President, Chief
Executive Officer, Director
Donall Hogan         63
Since April, 2006
Director
Dennis Ball            59
Since April, 2006
Director

       There are no other persons nominated or
chosen to become directors or executive officers nor do we have any employees other than above.

Larry Ball Ph.D - CEO, PRESIDENT, CHIEF EXECUTIVE
OFFICER AND DIRECTOR

    A graduate of the U.S. Air Force Academy, Dr.
Ball has more than three decades of experience developing and marketing security solutions throughout the world. He has directed and managed satellite communications technology programs for both commercial and government clients, developed homeland security partnerships in Latin America, Africa, Asia, and the Middle East, and successfully adapted cutting-edge communications technologies for commercial use, including video delivery systems and cable television. From 1970 to 1980, Dr. Ball was Director of the Deep Space
Network for Ford Aerospace/Loral.

Donall J. Hogan, Ph.D. - DIRECTOR

     Professional background embodies both
educational and entrepreneurial careers. Retired after a thirty-year career in higher education, most recently having served twenty years as Dean/Vice President at De Anza College (Calif) which was selected as USA?s most outstanding
Community College (35,000 student enrollment).
Management and consultant experiences have included: President, Heald Business College; Board
Chairman (CEO) California Nurse Training Center
(Beijing, China); Development Director of Tech
Center of Silicon Valley; Board Member, Ghana
Masterplan Development (Africa).  1964 Australian
Olympic Basketball Coach; Educational Degrees include: BA (Natural Science), MA (Educational
Administration), Ph.D., Leadership and Human
Behavior.

Dennis D. Ball, Ph.D ? DIRECTOR

     Dr. Dennis Ball is a veteran of the Financial
Services industry, having previously owned a mortgage brokerage firm, he is currently involved in the field of international bond trading.
     Dr. Ball received his Ph.D in Public
Administration.

       No officer, director, or persons nominated for such positions and no promoters or significant employee of General Electronic Solutions has been involved in legal proceedings that would be material to an evaluation of our management.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

       Our directors do not currently receive and have never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

       None of our officers or directors received any compensation during the period of inception through June 30, 2004. The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the fiscal year, ended June 30, 2005, by our officers and directors.

                          Annual Compensation
Long Term Compensation

----------------------

Restricted                  LTIP
Name and Position          Year     Salary
Bonus       Other    Stock      Awards    SAR
payout      Other
-----------------------            ----       ----
-             -----          -----    ------------
---          ------              -----
Larry Ball, C.E.O.,       6/30/05    $40,500
-0-              -0-          -0-        -0-
-0-                   -0-
President, Secretary,
Treasurer and Director

Donall Hogan                  6/30/05       -0-
	     -0-            -0-            -0-
-0-          -0-                   -0-
Director

Dennis Ball                      6/30/05       -0-
	     -0-            -0-            -0-
-0-          -0-                   -0-
Director

       We do not presently have a stock option
plan.

EMPLOYMENT AGREEMENTS

       We have not entered into any employment
agreements with any of our employees, and employment arrangements are all subject to the discretion of our board of directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

       Our President, Larry Ball, regularly pays for operating expenses on behalf of the Company, reimbursement for which will occur once we start generating revenues and have available cash flow.
In connection with our organization, August 2003, Mr. Ball was issued 13,000,000 shares of common stock at a par value as partial repayment of $13,000. At March 31, 2006, Mr. Ball had paid for a total of $74,553 of the Company?s expenses, of which $61,553 was owed to him at March 31, 2006.

     During the period of inception through March
31, 2006, the Company has issued $447,998 in notes payable to its President. The notes are payable in full on June 30, 2008. Since there is no stated interest rate on the notes, interest at 5% per annum has been imputed and will be amortized as a debt discount to interest expense and additional paid-in capital over the lives of the loans using the effective interest method. Of the total debt discount of $57,355, $9,780 has been amortized, resulting in a remaining debt discount of $47,575 at March 31, 2006.

     Mr. Ball acquired his shares with the intent to hold the shares for investment purposes and not with a view to further resale or distribution, except as permitted under exemptions from registration requirements under applicable securities laws. That means that he may not sell such securities unless they are either registered with the SEC and comparable agencies in the states or other jurisdictions where the purchasers reside, or are exempted from registration. The most widely used exemption from registration requirements is provided by SEC Rule 144, which requires a one year holding period prior to resale, and limits the quantities of securities that can be sold during any 90-day periods.

       The certificate has been issued with a
restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities Act and the recipient acknowledged his understanding that the shares are restricted from resale unless they were either registered under the Securities
Act and comparable state laws, or the transaction was effected in compliance with available exemptions from such registration requirements.



ITEM 8. DESCRIPTION OF SECURITIES.

       Our authorized capital stock consists of 150,000,000 shares of common stock, par value
$.001 per share, of which there are 13,895,069 issued and outstanding at June 30, 2006, and 50,000,000 shares of preferred stock, par value
$.001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

       Holders of shares of common stock are
entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights.
Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefrom.
In the event of a liquidation, dissolution or winding up of our Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

       We are also presently authorized to issue
50,000,000 shares of $.001 par value preferred stock. Under our Certificate of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the California Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the California Secretary of State, or copies thereof may be obtained from us.

OPTIONS AND WARRANTS

       We do not presently have any options or
warrants authorized or any securities that may be convertible into common stock. However, our board of directors may later determine to authorize options and warrants for our Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.

MARKET PRICE

       There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

       The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

       (i) that a broker or dealer approve a
person's account for transactions in penny stocks and

       (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

       In order to approve a person's account for transactions in penny stocks, the broker or dealer must

       (i) obtain financial information and
investment experience and objectives of the person; and

       (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

       The broker or dealer must also deliver,
prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

       (i) sets forth the basis on which the
broker or dealer made the suitability
determination and

       (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

       Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

HOLDERS

       There are 37 holders of our common stock.
The issued and outstanding shares of our common stock were issued under Section 4 (2) of the Securities Act of 1933, as amended, which exempts from registration "transactions by an issuer not involving any public offering," and are subject to the resale provisions of Rule 144 and may not be sold or transferred without registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

DIVIDENDS

       We have not previously paid any cash
dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends. The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by State laws. Under California corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

TRANSFER AGENT AND REGISTRAR

       It is anticipated that Securities Transfer
Corporation of Frisco, Texas will act as our transfer agent and registrar for our common stock.




ITEM 2. LEGAL PROCEEDINGS.

       There are no pending legal proceedings to which we are a party or to which the property interests of our Company is subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS.

       We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

       The following summarizes the securities
sold by us since August 8, 2003. All securities were sold for cash unless otherwise noted. We engaged in no public solicitation in the offer or sale of the securities. These transactions did not involve brokerage fees or commissions.

     In connection with our organization, Larry
Ball was issued 13,000,000 shares of common stock on August 31, 2003 for reimbursement of expenses he had paid on the Company?s behalf. Also on August 31, 2003, the Company issued 395,100 shares of common stock to its new directors appointed in April 2006 at $.001 par value in exchange for services rendered valued at $395. Mr. Ball subsequently transferred 7,400 of his shares over to the new officers, resulting in Mr.. Ball owning
12,992,600 shares, and the new officers
collectively owning 402,500 shares.

In January 2006, the Company issued 106,785 shares of common stock as a result of the conversion of outstanding debentures. The debenture holders were issued an additional 393,184 common shares at $.20 per share, for which the Company received
$78,637 in cash.

     We did not engage in any public advertising or general solicitation in connection with these transactions, there were no commissions paid, and the purchasers were accredited investors. The issuances made as part of this private placement were made pursuant to Section 4(6) of the Securities Act of 1933 and Rule 504 of
Regulation D.

These stock issuances were exempt from
registration under the Securities Act of 1933, (the "Securities Act"), according to Section 4(2) on the basis that the transactions did not involve a public offering. The securities were offered and sold without any general solicitation to persons affiliated with the Issuer, are subject to the resale provisions of Rule 144 and may not be sold or transferred without registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

       The purchasers listed above represented
their intention to acquire the securities for investment only and not with a view toward distribution. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Corporation Law of the State of California provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii)
General Corporation Law of the State of
California, or (iv) for any transaction from which the director derived an improper personal benefit.
Our Certificate of Incorporation contains such a provision.

       INSOFAR AS INDEMNIFICATION FOR LIABILITIES
ARISING UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO
DIRECTORS, OFFICERS OR PERSONS
CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING
PROVISIONS, IT IS THE OPINION OF THE SECURITIES
AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION
IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT
AND IS THEREFORE UNENFORCEABLE

PART F/S

FINANCIAL STATEMENTS

       Set forth below are our audited financial statements for the year ended June 30, 2005 and the period of August 8, 2003 (inception) to June
30, 2004. We have also included unaudited interim financial statements as of and for the nine months ended March 31, 2006 and 2005. The following financial statements are attached to this report and filed as a part thereof.





GENERAL ELECTRONIC SOLUTIONS, INC.
(A Development Stage Company)

Audited Financial Statements

For the Year Ended June 30, 2005,
The Period of August 8, 2003 (date of inception) to June 30, 2004, and the Period of August 8, 2003 (date of inception) to June 30, 2005

Table of Contents


                                          	Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

	Balance Sheets	3

	Statements of Operations	4

	Statement of Changes in Stockholders? Deficit 	5

	Statements of Cash Flows	6

Notes to Financial Statements	7-11














Child, Van Wagoner &
Bradshaw, PLLC
A Professional Limited Liability Company of
CERTIFIED PUBLIC ACCOUNTANTS

1284 W.  Flint   Meadow   Dr., Suite D, Kaysville, UT 840 PHONE:
(801) 927-1337  FAX: (801) 927-1344




Report of Independent Registered Public Accounting Firm


To the Board of Directors
General Electronic Solutions, Inc.

We have audited the balance sheets of General Electronic Solutions, Inc. (a development stage company) (the Company) as of June 30, 2005 and 2004, and the related statements of operations, changes in stockholders? deficit and cash flows for the year ended June 30, 2005, the period of August 8, 2003 (date of inception) to June 30, 2004, and the period of August 8, 2003 (date of inception) to June 30, 2005. These financial statements are the responsibility of the Company?s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Electronic Solutions, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the year ended June 30, 2005, the period of August 8, 2003 (date of inception), and the period of August 8, 2003 (date of inception) to June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered net losses since inception and is still considered a development stage company, as it has not yet obtained revenues from its planned principle operations. These factors raise substantial doubt about the Company?s ability to meet its obligations and to continue as a going concern. Management?s plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Child, Van Wagoner & Bradshaw, PLLC
Kaysville, Utah
May 31, 2006


General Electronic Solutions, Inc.
(A Development Stage Company)
Balance Sheets












June 30,




2005

2004
ASSETS




Current assets





Cash

 $
64,974

$
35

Deposits (Note 5)

2,138

-


Total current assets

67,112

35





Property and equipment





Furniture and fixtures

4,499

-

Computer equipment

1,990

-


Total property and equipment

6,489

-

Less accumulated depreciation

(723)

-


Net property and equipment

5,766

-









Total assets

$
72,878

$
35







LIABILITIES AND STOCKHOLDERS' DEFICIT




Current liabilities





Accounts payable ? related party (Note 2)

$
61,181

$
17,622

Credit card payable

2,445

-

Payroll tax liabilities

8,163

-

Convertible debentures (Note 3)

42,714

-


Total current liabilities

114,503

17,622







Long-term liabilities





Notes payable ? related party, net of debt discount (Note 2)

130,000

-


Total long-term liabilities

130,000

-





            Total liabilities

244,503

17,622





Stockholders' deficit (Note 4)





Preferred stock; $0.001 par value;
50,000,000 shares






authorized; 0 shares issued &
outstanding

-

-

Common stock; $0.001 par value;
150,000,000 shares






authorized; 13,395,100 shares issued &
outstanding

13,395

13,395

Additional paid-in capital

100

100

Deficit accumulated during the development stage

(185,120)

(31,082)








     Total stockholders' deficit

(171,625)

(17,587)







Total liabilities and stockholders' deficit

 $
72,878

$
35

See Accompanying Notes to Financial Statements


General Electronic Solutions, Inc.
(A Development Stage Company)
Statements of Operations





Year Ended

Period of August 8, 2003
(inception) to



June 30,
2005

June 30,
2004

June 30,
2005








Revenues

 $
-

 $
-

 $
-








Expenses







Payroll, taxes, and
employee benefits

65,940

4,726

70,666

Travel and entertainment

20,860

3,675

24,535

Business development

11,078

-

11,078

Rent expense

13,318

8,315

21,633

Professional fees

6,174

721

6,895

Depreciation

723

-

723

Other general and administrative

35,813

13,645

49,458
Total operating expenses

153,906

31,082

184,988








Other expenses







Interest expense

132

-

132
Total other expenses

132

-

132








Net loss and deficit
accumulated during







development stage

 $
(154,038)

 $
(31,082)

 $
(185,120)








Net loss per share

$
(0.01)

$
(0.00)










Weighted average common







shares outstanding

13,395,100

13,395,100




















 See Accompanying Notes to Financial Statements


General Electronic Solutions, Inc.
(A Development Stage Company)
 Statement of Changes in Stockholders? Deficit
Period of August 8, 2003 (date of inception) to June 30, 2005





















Deficit









Accumulate
d







Additiona
l

During

Total

Common Stock

Paid-In

Developmen
t

Stockholder
s?

Shares

Amount

Capital

Stage

Deficit










Balance, August 8, 2003
(inception)
-

$
-

$
-

 $
-

 $
-










Shares issued at $.001 par
value to the









  Company?s president for
reimbursement









   of Company expenses, August
31, 2003
13,000,000

13,000

-

-

13,000










Shares issued at $.001 par
value for









  services rendered, August
31, 2003
395,100

395

-

-

395










Capital contribution
-

-

100

-

100










Net loss






(31,082)

(31,082)










Balance, June 30, 2004
13,395,100

13,395

100

(31,082)

(17,587)










Net loss
-

-

-

(154,038)

(154,038)










Balance, June 30, 2005
13,395,100

$
13,395

$
100

$
(185,120)

$
(171,625)






















See Accompanying Notes to Financials


General Electronic Solutions, Inc.
(A Development Stage Company)
Statements of Cash Flows




Year Ended

 Period of August 8, 2003
(inception) to


June 30, 2005

June 30, 2004

June 30, 2005
Cash flows from operating activities:





Net loss
$
   (154,038)

$
  (31,082)

$
       (185,1
20)







Adjustments to reconcile net loss to





     net cash used in operating
activities:













Common Depreciation expense
723

-

723
        Shares issued for services
-

395

395






Changes in operating assets and
liabilities:






Increase in deposits
(2,138)

-

(2,138)
        Increase in accounts payable
? related party
43,559

30,622

74,181

Increase in credit card payable
2,445

-

2,445

Increase in payroll liabilities
8,163

-

8,163







       Net cash used in operating
activities
(101,286)

(65)

(101,351)







Cash flows from investing activities:





Purchase of fixed assets
(6,489)

-

(6,489)








Net cash used in investing
activities
(6,489)

-

(6,489)







Cash flows from financing activities:





Capital contributions
-

100

100
Proceeds received from notes payable
? related party
130,000

-

130,000
Proceeds received from convertible
debentures
42,714

-

42,714







       Net cash provided by financing
activities
172,714

100

172,814







Net change in cash
64,939

35

64,974
Cash balance at beginning of period
35

-

-







Cash balance, end of period
$
64,974

$
35

$
64,974







Supplemental disclosure of cash
flows:





Cash paid for interest
$
132

$
-

$
132
Cash paid for income taxes
$
-

$
-

$
-







Schedule of non-cash investing and





  financing activities:





Issuance of 13,000,000 shares of
common stock to





  related party for reimbursement of
expenses
$
       13,000

$

         -

$
        13,00
0
Unamortized debt discount
$
18,073

$
-

$
18,073


See Accompanying Notes to Financial Statements


General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Year Ended June 30, 2005,
the Period of August 8, 2003 (date of inception) to June 30, 2004, and the Period of August 8, 2003 (date of inception) to June 30, 2005

1. Organization and Summary of Significant Accounting Policies

This summary of significant accounting policies of General Electronic Solutions, Inc. (a development stage company) (the Company) is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. The Company has not realized revenues from its planned principal business purpose and is considered to be in its development stage.
Business Activity
General Electronic Solutions, Inc., (the ?Company?) was incorporated in California on August 8, 2003 and has elected a fiscal year-end of June
30. The Company is based in Santa Clara, California and was established as a technology company, specializing in the homeland security industry. The Company has developed proprietary security software and has spent the past several years researching petroleum refineries and pipelines. The Company has targeted specifically these areas to market its totally integrated security systems.

The key patentable technology developed and used in the Company?s system is the Multimedia Transfer Unit (?MTU?). Functionally, the MTU performs many tasks, including motion detection, target tracking, mode and format switching, local access control, expert systems operations for diagnostics and network facilities for target analysis, video conversion and encryption.
Development Stage Company
The Company is a development stage company as defined by SFAS No. 7, ?Accounting and Reporting by Development Stage Enterprises.? The Company?s main activities to date have been its formation, raising capital and the development of its business protocols and philosophy. Because the Company is in the development stage, the accompanying financial statements should not be regarded as typical for normal operating periods.

Revenue Recognition
The Company?s policy is to recognize revenues from the sale of products and services when the sale is completed and earned on an accrual basis when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. The Company recognizes revenue on performance according to the terms and conditions of software and hardware contracts. A contract is evidenced by: 1) a contractual arrangement that is binding to both parties; 2) the exchange of all consideration (i.e. the client has paid the Company for all products and services to be performed); 3) the performance of all conditions has been completed, delivered or shipped.
Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The financial statements include estimates based on currently available information and management?s judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions.




General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Year Ended June 30, 2005,
the Period of August 8, 2003 (date of inception) to June 30, 2004, and the Period of August 8, 2003 (date of inception) to June 30, 2005

1. Organization and Summary of Significant Accounting Policies
(continued)
Cash and Cash Equivalents
For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had $64,974 and $35 in cash or cash equivalents at June 30, 2005 and 2004, respectively. Recently Issued Accounting Pronouncements
In December of 2002, the FASB issued SFAS 148, ?Accounting for Stock-Based Compensation ? Transition and Disclosure ? An Amendment of FASB Statement No. 123.? SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In April 2003, the FASB issued SFAS No. 149, ?Amendment of Statement 133 on Derivative Instruments and Hedging Activities.? SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, ?Accounting for Derivative Instruments and Hedging Activities.? SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, ?Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.? SFAS No. 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument within its scope as a liability (or asset in some circumstances). SFAS No. 150 was effective for financial statements entered into or modified after May 31, 2003 and was effective and adopted by the Company in 2003.

In May 2005, the FASB issued SFAS No. 154, ?Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.? This statement changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of change the cumulative effect of changing to a new principle. This statement requires retrospective application to prior periods? financial statements of changes in accounting principle, when practicable.

SFAS 148, 149, and 154 do not have current application to the Company, but may be applicable to the Company?s future financial reporting. The Company does have convertible debentures (Note 3), which management has determined do not fall under the scope of SFAS 150. The Company?s convertible debentures are not mandatorily redeemable, rather redeemable at the option of the holders. In addition, they are not redeemable for a fixed dollar amount based on a variable number of shares, rather both the dollar amount and the number of shares are fixed.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation, which is computed using the straight line method based on estimated useful lives ranging from three (3) to five (5) years. Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in SFAS No. 144, ?Accounting for the Impairment or Disposal of Long-Lived Assets.? The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.
General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Year Ended June 30, 2005,
the Period of August 8, 2003 (date of inception) to June 30, 2004, and the Period of August 8, 2003 (date of inception) to June 30, 2005

1. Organization and Summary of Significant Accounting Policies
(continued)

Income Taxes
The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under SFAS No. 109, ?Accounting for Income Taxes,? to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, and start-up costs based on the income taxes expected to be payable in future years. Development stage deferred tax assets of approximately $64,792 are the result of net operating loss carry forwards and have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods. The valuation allowance changed during the periods ended June 30, 2005 and 2004 by approximately $53,913 and $10,879, respectively, due to the increase in net operating losses. Operating loss carryforwards generated during the period from August 8, 2003 (inception) through June 30, 2005 of $185,120 will begin to expire in 2023.
Earnings Per Share
The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented. Since the convertible debentures outstanding at June 30, 2005 and 2004 (Note 3) would have an antidilutive effect, the computation of net loss per share on a fully dilutive basis is the same as basic net loss per share.

2.    Related Party Transactions
The Company?s President regularly pays for operating expenses on behalf of the Company, reimbursement for which will occur once the Company starts generating revenues and has available cash flow. In August 2004, the President was issued 13,000,000 shares of common stock at par value
as partial repayment of $13,000 (see Note 4).   At June 30, 2005 the
President had paid for a total of $74,181 of the Company?s expenses, of which $61,181 and $17,622 were owed to the President at June 30, 2005 and 2004, respectively.

During the fourth quarter of the year ended June 30, 2005, the Company issued a $130,000 note payable to its President. The note is payable in full on June 30, 2008. Since there is no stated interest rate on the note, interest at 5% per annum has been imputed and will be amortized as a debt discount to interest expense and additional paid-in capital over the life of the loan using the effective interest method. The total debt discount of $18,073 will commence amortization during the year ended June 30, 2006 as follows:

       Debt discount amortized during the years ended June 30,

       	2006	$	5,727
       	2007		6,019
2008		6,327
	Total debt discount	$	18,073










General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Year Ended June 30, 2005,
the Period of August 8, 2003 (date of inception) to June 30, 2004, and the Period of August 8, 2003 (date of inception) to June 30, 2005

3.    Convertible Debentures

During the period of August through December 2004, the Company issued debentures convertible at $.40 per share to 106,785 shares of common stock for $42,714 in cash. The debenture agreements required the debenture holders to notify the Company of their intent to convert on or before August 10, 2005. If the holder elected not to convert, the principal amount was payable to the owner by September 15, 2005, along with 9% annual interest. All holders elected to convert their debentures, the stock for which was eventually issued in January 2006 (see Note 7).

Since management has determined the fair market value of the Company?s stock to be less than the conversion rate, no beneficial conversion feature has been recorded.

4.    Stockholders' Equity

On August 31, 2003, shortly after inception, the Company issued 13,000,000 shares of common stock at $.001 par value to its President as reimbursement for expenses for which the President paid in the Company?s behalf (see Note 2). Also on August 31, 2003, the Company issued 395,100 shares of common stock to two individuals (who were eventually appointed as directors in April 2006) at $.001 par value in exchange for services rendered valued at $395.

In June 2004, the Company?s President contributed $100 in capital to open a Company bank account.

The Company?s articles of incorporation authorize the issuance of 150,000,000 shares of common stock, and 50,000,000 shares of preferred stock. At June 30, 2005 and 2004, there were 13,395,100 common shares and no preferred shares issued and outstanding.

5.    Commitments and Contingencies

On April 11, 2005, the Company entered into a facilities lease agreement for office space in Santa Clara, California. The lease term is two years commencing May 1, 2005 and expiring April 30, 2007. Monthly obligations consist of basic rent payments of $2,138, along with $60 for water, sewer & trash. Upon the execution of the lease, the Company also paid a non-refundable $200 cleaning deposit (which was charged to expense), and a security deposit of $2,138 that is refundable to the Company upon the expiration of the lease term.

The Company may from time to time be subject to legal proceedings and claims that may arise in the ordinary course of its business. No pending or foreseeable litigation was present at June 30, 2005 or 2004.

6. Going Concern Considerations

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Unanticipated costs and expenses or inability to generate revenues could require additional financing, which would be sought through bank borrowings, equity or debt financing, or asset sales. To the extent financing is not available, the Company may not be able to or may be delayed in expanding its services and meeting its obligations.





General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Year Ended June 30, 2005,
the Period of August 8, 2003 (date of inception) to June 30, 2004, and the Period of August 8, 2003 (date of inception) to June 30, 2005

6. Going Concern Considerations (continued)

Management has developed a strategic plan to begin the development of its software and intellectual properties, to increase its customer base, product offerings and to seek synergistic technologies with which to partner, acquire or merge to increase market share and establish the Company as an industry leader in the Homeland Security and border protection sectors within the United States, as well as on foreign soil. Management anticipates generating revenues through the sale of product and licensing of its proprietary technologies commencing during the year ended June 30, 2006. The major shareholders, officers and directors have indicated commitment to support the Company and its operations while the Company grows to obtain the ability to generate sufficient cash flow from operations to meet operating expenses and overhead.

The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

7.  Subsequent Events

During the period of July 2005 through March 2006, the Company issued $317,998 in non-interest bearing notes payable to its President.
Interest at 5% has been imputed on the notes as a debt discount.

In January 2006, the Company issued 106,785 shares of common stock as a result of the conversion of outstanding debentures (see Note 3). The debenture holders were issued an additional 393,184 common shares at $.20 per share, for which the Company received $78,637 in cash.


























GENERAL ELECTRONIC SOLUTIONS, INC.
(A Development Stage Company)

Unaudited Financial Statements
For the Nine Months Ended March 31, 2006 and 2005, and the Period of August 8, 2003 (date of inception) to March 31, 2006

Table of Contents


                                          	Page

Financial Statements (UNAUDITED)

	Balance Sheets	2

	Statements of Operations	3

	Statement of Changes in Stockholders? Deficit 	4

	Statements of Cash Flows	5

Notes to Financial Statements (UNAUDITED)	6-10














 General Electronic Solutions, Inc.
(A Development Stage Company)
Balance Sheets
(UNAUDITED)




March 31,




2006

2005
ASSETS




Current assets





Cash

 $
59,888

$
-

Prepaid expenses

2,494

-

Debentures receivable (Note 3)

-

15,114

Deposits

17,638

-


Total current assets

80,020

15,114





Property and equipment





Furniture and fixtures

6,074

-

Computer equipment

105,673

1,990


Total property and equipment

111,747

1,990

Less accumulated depreciation

(24,313)

(332)


Net property and equipment

87,434

1,658


Total assets

$
167,454

$
16,772







LIABILITIES AND STOCKHOLDERS' DEFICIT




Current liabilities





Checks drawn in excess of bank balance

$
-

$
79

Accounts payable ? related party (Note 2)

61,553

59,040

Credit card payable

1,096

2,000

Payroll tax liabilities

17,128

-

Convertible debentures (Note 3)

-

42,714


Total current liabilities

79,777

103,833







Long-term liabilities





Notes payable ? related party, net of debt discount (Note 2)

447,998

-


Total long-term liabilities

447,998

-
            Total liabilities

527,775

103,833





Stockholders' deficit (Note 4)





Preferred stock; $0.001 par value;
50,000,000 shares






authorized; 0 shares issued &
outstanding

-

-

Common stock; $0.001 par value;
150,000,000 shares






authorized; 13,895,069 and 13,395,100
shares issued






and outstanding at March 31, 2006 and
2005, respectively

13,895

13,395

Additional paid-in capital

130,731

100

Deficit accumulated during the development stage

(504,947)

(100,556)

     Total stockholders' deficit

(360,321)

(87,061)
Total liabilities and stockholders' deficit

 $
167,454

$
16,772

See Accompanying Notes to Unaudited Financial Statements


General Electronic Solutions, Inc.
(A Development Stage Company)
Statements of Operations
(UNAUDITED)









Period of
August



Nine Months Ended March 31,

8, 2003
(inception)



2006

2005

to March 31,
2006








Revenues

 $
-

 $
-

 $
-








Expenses







Payroll, taxes, and
employee benefits

150,947

-

221,613

Travel and entertainment

12,512

16,320

37,047

Business development

60,573

9,858

71,651

Rent expense

20,145

8,841

41,778

Professional fees

7,300

6,000

14,195

Depreciation

23,590

332

24,313

Other general and administrative

34,980

28,058

84,438
Total operating expenses

310,047

69,409

495,035








Other expenses







Interest expense

9,780

65

9,912
Total other expenses

9,780

65

9,912








Net loss and deficit
accumulated during







development stage

 $
(319,827)

 $
(69,474)

 $
(504,947)








Net loss per share

$
(0.02)

$
(0.01)










Weighted average common







shares outstanding

13,553,849

13,395,100

















 See Accompanying Notes to Unaudited Financial Statements


General Electronic Solutions, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders? Deficit
Period of August 8, 2003 (date of inception) to March 31, 2006
(UNAUDITED)
























Deficit









Accumulate
d







Additiona
l

During

Total

Common Stock

Paid-In

Developmen
t

Stockholder
s?

Shares

Amount

Capital

Stage

Deficit










Balance, August 8, 2003
(inception)
-

$
-

$
-

 $
-

 $
-










Shares issued at $.001 par
value to the









  Company?s president for
reimbursement









   of Company expenses, August
31, 2003
13,000,000

13,000

-

-

13,000










Shares issued at $.001 par
value for









   services rendered, August
31, 2003
395,100

395

-

-

395










Capital contribution
-

-

100

-

100










Net loss






(31,082)

(31,082)










Balance, June 30, 2004
13,395,100

13,395

100

(31,082)

(17,587)










Net loss
-

-

-

(154,038)

(154,038)










Balance, June 30, 2005
13,395,100

13,395

100

(185,120)

(171,625)










Debentures converted at $.40
per share
106,785

107

42,607

-

42,714










Shares issued at $.20 per
share for cash
393,184

393

78,244

-

78,637










Amortization of debt discount
to









  additional paid-in capital
-

-

9,780

-

9,780










Net loss for the nine months
ended









   March 31, 2006
-

-

-

(319,827)

(319,827)










Balance, March 31, 2006
13,895,069

$
13,895

$
130,731

$
(504,947)

$
(360,321)






See Accompanying Notes to Unaudited Financial Statements


General Electronic Solutions, Inc.
(A Development Stage Company)
Statements of Cash Flows
(UNAUDITED)







Period of
August


Nine Months Ended March 31,

8, 2003
(inception)


2006

2005

to March 31,
2006
Cash flows from operating activities:





Net loss
$
   (319,827)

$
  (69,474)

$
       (504,9
47)







Adjustments to reconcile net loss to





     net cash used in operating
activities:






Common Depreciation expense
23,590

332

24,313
        Shares issued for services
-

-

395

Amortization of debt discount
9,780

-

9,780
Changes in operating assets and
liabilities:






Increase in prepaid expenses
(2,494)

-

(2,494)

Increase in deposits
(15,500)

-

(17,638)

Increase (decrease) in credit card
payable
(1,349)

2,000

1,096
        Accounts payable ? related
party
372

41,418

74,553

Increase in payroll liabilities
8,965

-

17,128
       Net cash used in operating
activities
(296,463)

(25,724)

(397,814)







Cash flows from investing activities:





Purchase of fixed assets
(105,258)

(1,990)

(111,747)

Net cash used in investing
activities
(105,258)

(1,990)

(111,747)







Cash flows from financing activities:





Checks drawn in excess of bank
balance
-

79

-
Capital contributions
-

-

100
Proceeds received for stock issuance
78,637

-

78,637
Proceeds received from notes payable
? related party
317,998

-

447,998
Proceeds received from convertible
debentures
-

27,600

42,714
       Net cash provided by financing
activities
396,635

27,679

569,449







Net change in cash
(5,086)

(35)

59,888
Cash balance at beginning of period
64,974

35

-
Cash balance, end of period
$
59,888

$
-

$
59,888







Supplemental disclosure of cash
flows:





Cash paid for interest
$
-

$
65

$
132
Cash paid for income taxes
$
-

$
-

$
-






Schedule of non-cash investing and





  financing activities:





Issuance of common stock to related
party





  for reimbursement of expenses
$
       13,000

$

-

$
       13,000
Unamortized debt discount
$
47,575

$
-

$
57,335
Conversion of debentures to common
stock
$
       42,714

$

-

$
       42,714
Issuance of convertible debentures
for





  subscriptions receivable
$

-

$

   15,114

$

-




See Accompanying Notes to Unaudited Financial Statements
General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Nine Months Ended March 31, 2006 and 2005, and the Period of August 8, 2003 (date of inception) to March 31, 2006 (UNAUDITED)

1. Organization and Summary of Significant Accounting Policies

This summary of significant accounting policies of General Electronic Solutions, Inc. (a development stage company) (the Company) is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. The Company has not realized revenues from its planned principal business purpose and is considered to be in its development stage.
Business Activity
General Electronic Solutions, Inc., (the ?Company?) was incorporated in California on August 8, 2003, and has elected a fiscal year-end of June
30. The Company is based in Santa Clara, California and was established as a technology company, specializing in the homeland security industry. The Company has developed proprietary security software and has spent the past several years researching petroleum refineries and pipelines. The Company has targeted specifically these areas to market its totally integrated security systems.

The key patentable technology developed and used in the Company?s system is the Multimedia Transfer Unit (?MTU?). Functionally, the MTU performs many tasks, including motion detection, target tracking, mode and format switching, local access control, expert systems operations for diagnostics and network facilities for target analysis, video conversion and encryption.
Development Stage Company
The Company is a development stage company as defined by SFAS No. 7, ?Accounting and Reporting by Development Stage Enterprises.? The Company?s main activities to date have been its formation, raising capital and the development of its business protocols and philosophy. Because the Company is in the development stage, the accompanying financial statements should not be regarded as typical for normal operating periods.

Revenue Recognition
The Company?s policy is to recognize revenues from the sale of products and services when the sale is completed and earned on an accrual basis when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. The Company recognizes revenue on performance according to the terms and conditions of software and hardware contracts. A contract is evidenced by: 1) a contractual arrangement that is binding to both parties; 2) the exchange of all consideration (i.e. the client has paid the Company for all products and services to be performed); 3) the performance of all conditions has been completed, delivered or shipped.
Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The financial statements include estimates based on currently available information and management?s judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions.


General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Nine Months Ended March 31, 2006 and 2005, and the Period of August 8, 2003 (date of inception) to March 31, 2006 (UNAUDITED)

1. Organization and Summary of Significant Accounting Policies
(continued)
Cash and Cash Equivalents
For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had $59,888 and $0 in cash or cash equivalents at March 31, 2006 and 2005, respectively. Recently Issued Accounting Pronouncements
In December of 2002, the FASB issued SFAS 148, ?Accounting for Stock-Based Compensation ? Transition and Disclosure ? An Amendment of FASB Statement No. 123.? SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In April 2003, the FASB issued SFAS No. 149, ?Amendment of Statement 133 on Derivative Instruments and Hedging Activities.? SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS Statement No. 133, ?Accounting for Derivative Instruments and Hedging Activities.? SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, ?Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.? SFAS No. 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument within its scope as a liability (or asset in some circumstances). SFAS No. 150 was effective for financial statements entered into or modified after May 31, 2003 and was effective and adopted by the Company in 2003.

In May 2005, the FASB issued SFAS No. 154, ?Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.? This statement changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of change the cumulative effect of changing to a new principle. This statement requires retrospective application to prior periods? financial statements of changes in accounting principle, when practicable.

SFAS 148, 149, and 154 do not have current application to the Company, but may be applicable to the Company?s future financial reporting. The Company has convertible debentures (Note 3), which management has determined do not fall under the scope of SFAS 150. The Company?s convertible debentures are not mandatorily redeemable, rather redeemable at the option of the holders. In addition, they are not redeemable for a fixed dollar amount based on a variable number of shares, rather both the dollar amount and the number of shares are fixed.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method based on estimated useful lives ranging from three (3) to five (5) years. Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in SFAS No. 144, ?Accounting for the Impairment or Disposal of Long-Lived Assets.? The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.
General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Nine Months Ended March 31, 2006 and 2005, and the Period of August 8, 2003 (date of inception) to March 31, 2006 (UNAUDITED)

1. Organization and Summary of Significant Accounting Policies
(continued)

Income Taxes
The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under SFAS No. 109, ?Accounting for Income Taxes,? to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, and start-up costs based on the income taxes expected to be payable in future years. Development stage deferred tax assets of approximately $176,731 are the result of net operating loss carryforwards and have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods. The valuation allowance changed during the nine months ended March 31, 2006 and 2005 by approximately $111,939 and $24,316, respectively, due to the increase in net operating losses. Operating loss carryforwards generated during the period from August 8, 2003 (inception) through March 31, 2006 of $504,947 will begin to expire in 2023.
Earnings Per Share
The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented. Since the convertible debentures outstanding at March 31, 2005 (Note 3) would have an antidilutive effect, the computation of net loss per share on a fully dilutive basis is the same as basic net loss per share.

2.    Related Party Transactions

The Company?s President regularly pays for operating expenses on behalf of the Company, reimbursement for which will occur once the Company starts generating revenues and has available cash flow. In August 2004, the President was issued 13,000,000 shares of common stock at par value
as partial repayment of $13,000 (see Note 4).   At March 31, 2006, the
President had paid for a total of $74,553 of the Company?s expenses, of which $61,553 and $59,040 were owed to the President at March 31, 2006 and 2005, respectively.

During the nine-months ended March 31, 2006, the Company issued $317,998 in note payable to its President, resulting in a note payable balance of $447,998 at March 31, 2006. The notes are payable in full on June 30, 2008. Since there is no stated interest rate on the notes, interest at 5% per annum has been imputed and will be amortized as a debt discount to interest expense and additional paid-in capital over the lives of the loans using the effective interest method. Of the total debt discount of $57,355, $9,780 was amortized during the nine months ended March 31, 2006, resulting in a remaining debt discount of $47,575 that will be amortized as follows:

       Debt discount amortized during the fiscal years ended June 30,

       	2006	$	5,026
       	2007		20,744
2008		21,805
	Total debt discount	$	47,575

No notes payable were issued during the nine months ended March 31, 2005.





General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Nine Months Ended March 31, 2006 and 2005, and the Period of August 8, 2003 (date of inception) to March 31, 2006 (UNAUDITED)

3.    Convertible Debentures

During the period of August through December 2004, the Company issued debentures convertible to 106,785 shares of common stock at $.40 per share, for total cash of $42,714. At March 31, 2005, the Company had only received $27,600, resulting in $15,114 in receivables due from the issuance of the debentures. The remaining $15,114 was subsequently received in April 2005.

The debenture agreements required the debenture holders to notify the Company of their intent to convert on or before August 10, 2005. If the holder elected not to convert, the principal amount was payable to the owner by September 15, 2005, along with 9% annual interest. All holders elected to convert their debentures, the stock for which was eventually issued in January 2006 (Note 4).

Since management has determined the fair market value of the Company?s stock to be less than the conversion rate, no beneficial conversion feature has been recorded.

4.    Stockholders' Equity

On August 31, 2003, shortly after inception, the Company issued 13,000,000 shares of common stock at $.001 par value to its President as reimbursement for expenses for which the President paid in the Company?s behalf (Note 2). Also on August 31, 2003, the Company issued 395,100 shares of common stock to two individuals (who were eventually appointed as directors in April 2006) at $.001 par value in exchange for services rendered valued at $395.

In June 2004, the Company?s President contributed $100 in capital to open a Company bank account.

In January 2006, the Company issued 106,785 shares of common stock as a result of the conversion of outstanding debentures (see Note 3). The debenture holders were issued an additional 393,184 common shares at $.20 per share, for which the Company received $78,637 in cash.

The Company?s articles of incorporation authorize the issuance of 150,000,000 shares of common stock, and 50,000,000 shares of preferred stock. At March 31, 2006 and 2005, there were 13,895,069 and 13,395,100 common shares outstanding, respectively. No preferred shares have been issued since inception.

5.    Commitments and Contingencies

On April 11, 2005, the Company entered into a facilities lease agreement for office space in Santa Clara, California. The lease term is two years commencing May 1, 2005 and expiring April 30, 2007. Monthly obligations consist of basic rent payments of $2,138, along with $60 for water, sewer & trash. Upon the execution of the lease, the Company also paid a non-refundable $200 cleaning deposit (which was charged to expense), and a security deposit of $2,138 that is refundable to the Company upon the expiration of the lease term.

The Company may from time to time be subject to legal proceedings and claims that may arise in the ordinary course of its business. No pending or foreseeable litigation was present at March 31, 2006 or 2005.





General Electronic Solutions, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Nine Months Ended March 31, 2006 and 2005, and the Period of August 8, 2003 (date of inception) to March 31, 2006 (UNAUDITED)


6. Going Concern Considerations

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Unanticipated costs and expenses or inability to generate revenues could require additional financing, which would be sought through bank borrowings, equity or debt financing, or asset sales. To the extent financing is not available, the Company may not be able to or may be delayed in expanding its services and meeting its obligations.

Management has developed a strategic plan to begin the development of its software and intellectual properties, to increase its customer base, product offerings and to seek synergistic technologies with which to partner, acquire or merge to increase market share and establish the Company as an industry leader in the Homeland Security and border protection sectors within the United States, as well as on foreign soil. Management anticipates generating revenues through the sale of product and licensing of its proprietary technologies commencing during the fiscal year ended June 30, 2007. The major shareholders, officers and directors have indicated commitment to support the Company and its operations while the Company grows to obtain the ability to generate sufficient cash flow from operations to meet operating expenses and overhead.

The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.





                                   PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------
3.1            Certificate of Incorporation
3.2            By-laws
4.1            Form of Common Stock Certificate
23.2          Consent of Independent Certified Public Accountant


                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GENERAL ELECTRONIC SOLUTIONS, INC.
                                      (Registrant)


                                      /s/ Larry Ball
                                      -----------------------------------
-----
Date: June 30, 2006   By: Larry Ball
                                      Its: President, Chief Executive
Officer,
                                      Secretary, Treasurer and Director